UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Parks! America, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

701455107
(CUSIP Number)

Marlton Wayne, LP 222 W Merchandise Mart Plaza Suite 1212 Chicago, Illinois 60554 (312) 204-7288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	701455107

1	NAMES OF REPORTING PERSONS Marlton Wayne, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
368,179
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
368,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Based upon 74,821,537 shares of common stock outstanding as of December 5, 2019, as disclosed in its Form 10-K that was filed on December 12, 2019, by the Issuer with the Securities and Exchange Commission. This Amendment No. 4 filing constitutes an exit filing as the Filing Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

SCHEDULE 13D

CUSIP No.	701455107

1	NAMES OF REPORTING PERSONS James C. Elbaor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
368,179
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
368,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN, HC

*Based upon 74,821,537 shares of common stock outstanding as of December 5, 2019, as disclosed in its Form 10-K that was filed on December 12, 2019, by the Issuer with the Securities and Exchange Commission. This Amendment No. 4 filing constitutes an exit filing as the Filing Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

SCHEDULE 13D

CUSIP No.	701455107

1	NAMES OF REPORTING PERSONS Marlton Wayne GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
368,179
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
368,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN, HC

*Based upon 74,821,537 shares of common stock outstanding as of December 5, 2019, as disclosed in its Form 10-K that was filed on December 12, 2019, by the Issuer with the Securities and Exchange Commission. This Amendment No. 4 filing constitutes an exit filing as the Filing Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

SCHEDULE 13D

CUSIP No.	701455107

1	NAMES OF REPORTING PERSONS Marlton, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
368,179
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
368,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IA

*Based upon 74,821,537 shares of common stock outstanding as of December 5, 2019, as disclosed in its Form 10-K that was filed on December 12, 2019, by the Issuer with the Securities and Exchange Commission. This Amendment No. 4 filing constitutes an exit filing as the Filing Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

Explanatory Note

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on September 13, 2018, as amended on December 17, 2018, January 14, 2019, and July 24, 2019 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment constitutes an exit filing for Filing Persons as they no longer own shares of common stock, par value $0.001 per share, of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 14, 2020, Marlton Wayne, LP (the “Seller”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Focused Compounding Fund, LP for the sale of 3,400,000 shares of Common Stock of the Issuer. These shares were sold in a privately negotiated transaction for a purchase price of $0.26 per share, or $884,000.00 in the aggregate. The transactions under the Stock Purchase Agreement closed on January 17, 2019. As a result of the closing of the transactions under the Stock Purchase Agreement, the Reporting Persons beneficially own approximately 0.49% of the Issuer’s outstanding Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a)	Based upon an aggregate of 74,821,537 shares of Common Stock outstanding, as determined by the Issuer’s most recently public available information:

a.	Marlton Wayne, LP directly owns 368,179 Shares, constituting approximately 0.49% of the shares outstanding.

b.	Marlton Wayne GP, LP directly owned no shares of Common Stock. By reason of its position as the general partner for Marlton Wayne, LP, Marlton Wayne GP, LP may be deemed to beneficially own the 368,179 Shares, constituting approximately 0.49% of the shares outstanding. c. Marlton, LLC directly owned no shares of Common Stock. By reason of its position as the investment manager of Marlton Wayne, LP and as the general partner of Marlton Wayne GP, LP, Marlton, LLC may be deemed to beneficially own the 368,179 Shares, constituting approximately 0.49% of the shares outstanding.

c.	Mr. Elbaor directly owned no shares of Common Stock. By reason of his position as sole member of Marlton, LLC, Mr. Elbaor may be deemed to beneficially own the 368,179 Shares, constituting approximately 0.49% of the shares outstanding.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. Marlton Wayne, LP has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. Each of Marlton Wayne GP, LP and Marlton, LLC shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Martlon Wayne, LP. Mr. Elbaor, as the sole member of Martlon, LLC, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c)	Except as set forth under Item 4, no transactions in the Common Stock were effected by the Reporting Persons, or to the knowledge of the Reporting Persons, nor by any executive officer or director of the Reporting Persons, or to their knowledge, since the most recent filing of Schedules 13D by the Reporting Persons.

(d)	Not applicable

(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer as of January 17, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Except as described in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2020

Marlton Wayne, LP

By: Marlton Wayne GP, LP, its general partner

By: Marlton, LLC, general partner of Marlton Wayne GP, LP

Signature:	/s/ James C. Elbaor
Name:	James C. Elbaor
Title:	Sole Member

Marlton Wayne GP, LP

By: Marlton, LLC, its general partner

By:	/s/ James C. Elbaor
Name:	James C. Elbaor
Title:	Sole Member

Marlton, LLC
By:	/s/ James C. Elbaor
Name:	James C. Elbaor
Title:	Sole Member

James C. Elbaor

/s/ James C. Elbaor